SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated July 14, 2011, entitled "BLYVOOR ACCEPTS OFFER OF ASSISTANCE FROM ANGLOGOLD ASHANTI".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 14, 2011   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")

BLYVOOR ACCEPTS OFFER OF ASSISTANCE FROM ANGLOGOLD ASHANTI

DRDGOLD shareholders ("Shareholders") are advised that the Company's distressed operating subsidiary, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") has accepted an offer of assistance from AngloGold Ashanti Limited ("AngloGold Ashanti") This offer is subject to the finalisation of a definitive agreement between Blyvoor and AngloGold Ashanti

This development follows DRDGOLD's announcement published on SENS on 23 June 2011 which included details that, in response to DRDGOLD's suspension of any further financial assistance to Blyvoor, the board of directors of Blyvoor ("Blyvoor Board") had decided to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the new Companies Act, No. 71 of 2008, as amended ("Companies Act").

The offer of assistance from AngloGold Ashanti involves the sale to Blyvoor of some 390 000 square metres of its neighbouring Savuka mining area for a consideration of R35 million. This area is not within AngloGold's current mine planning. Pending the necessary regulatory approvals and subject to the finalisation of a binding agreement,, Blyvoor will mine the area under contract.

"We are grateful to AngloGold Ashanti for this show of good neighbourliness and pragmatism," said Niël Pretorius, CEO of DRDGOLD.

"We believe that there may be potential for Blyvoor to generate significant free cashflow by mining the Savuka ground, which will help to restore its 'going concern' status, an important consideration for prospective lenders and suitors."

In terms of the provisions of Chapter 6 of the Companies Act, the Blyvoor Board has appointed Peter van den Steen as the Business Rescue Practitioner. Working with Blyvoor's management team, Van den Steen has 25 working days – until 12 August – to produce a rescue plan for Blyvoor. The plan must then be presented to and voted on by Blyvoor's creditors.

"At this point, we are very confident the rescue process can deliver a workable rescue plan," Pretorius said.

"A 'no' vote to such a plan would mean Blyvoor's liquidation; an outcome with far-reaching negative consequences for all stakeholders."

Van den Steen, an MBA graduate and registered business rescue practitioner, has extensive experience in successful business rescue processes, both in South Africa and internationally.

Roodepoort
14 July 2011

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